UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: May 7, 2013

Commission File Number: 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Departure of James Fantaci

On May 1, 2013, James Fantaci, a member of the Board of Directors of Fly Leasing Limited (the “Company”), notified the Company that he will not stand for re-election at the next Annual General Meeting of the Company’s shareholders. His term will end as of such Annual General Meeting.

Exhibits

The following documents, which are attached as exhibits hereto, are incorporated by reference herein.

Exhibit	Title

4.16	Purchase Agreement dated November 30, 2012 by and among BBAM Limited Partnership, Summit Aviation Partners LLC, Fly-BBAM Holdings Ltd., Summit Aviation Management Co., Ltd. and such persons identified therein.*

99.1	Fly Leasing Limited’s interim report for the quarter ended March 31, 2013.

*	Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be furnished to the Securities and Exchange Commission upon request.

This report on Form 6-K is hereby incorporated by reference into Fly Leasing Limited’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009; Registration Statement on Form S-8, as amended (Reg. No. 333-166667), first filed with the Securities and Exchange Commission on May 7, 2010 and Registration Statement on Form F-3, as amended (Reg. No. 333-186089), first filed with the Securities and Exchange Commission on January 18, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)

Date: May 7, 2013	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Title

4.16	Purchase Agreement dated November 30, 2012 by and among BBAM Limited Partnership, Summit Aviation Partners LLC, Fly-BBAM Holdings Ltd., Summit Aviation Management Co., Ltd. and such persons identified therein.*

99.1	Fly Leasing Limited’s interim report for the quarter ended March 31, 2013.

*	Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be furnished to the Securities and Exchange Commission upon request.